EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-44854), as amended (File No. 333-147730 and File No. 333-160465), of Perficient, Inc. of our report dated June 18, 2010 with respect to the statement of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2009, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedules of Schedule H, line 4i- schedule of assets (held at end of year) as of December 31, 2009 and Schedule H, line 4a- delinquent participant contributions as of December 31, 2009, which  appears in the December 31, 2009 annual report on Form 11-K of The Perficient, Inc. 401(k) Employee Savings Plan.

/s/ Brown Smith Wallace, L.L.C.
St. Louis, Missouri
June 18, 2010